FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April, 2002

ELRON ELECTRONIC INDUSTRIES LTD.

(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's Press Release announcing that Elron shareholders approved the merger agreement with Elbit Ltd. and the share purchase agreement with Discount Investment Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: May 2, 2002

NYOLIB1\RHG\175740.06

ELRON ELECTRONIC INDUSTRIES LTD.

-*FOR IMMEDIATE RELEASE*-

ELRON ANNOUNCES THAT ELRON SHAREHOLDERS APPROVE MERGER WITH ELBIT AND THE SHARE PURCHASE AGREEMENT WITH DISCOUNT INVESTMENT CORPORATION

Tel Aviv, April 28, 2002 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) announces that at a special meeting of shareholders held earlier today at Elron's offices, Elron shareholders approved the merger and the merger agreement with Elbit Ltd. (NASDAQ: ELBT) ("Elbit"). Creditors and option holders of Elron also approved the merger and the merger agreement in separate meetings held today. The merger and the merger agreement still await the approval of the Elbit shareholders as well as Elbit creditors and option holders, who will be voting on the merger and the merger agreement at separate meetings scheduled to take place tomorrow, April, 29, 2002 at Elbit's offices. Pursuant to the merger agreement, Elbit will be merged with Elron and Elron will issue to Elbit's shareholders (other than Elron), newly issued Elron shares, based on an exchange ratio of 0.45 Elron ordinary shares for each ordinary share of Elbit. The completion of the merger is still subject to final court approval in accordance with sections 350 and 351 of the Israeli Companies Law, 1999.

In addition, at today's shareholders meeting, Elron shareholders approved the share purchase agreement with Discount Investment Corporation Ltd. ("DIC"). Pursuant to the share purchase agreement, Elron will issue 2,261,843 ordinary shares to DIC in exchange for all DIC's shares in DEP Technology Holdings Ltd. ("DEP") and DIC's rights under loans from DIC to a subsidiary of DEP. The share purchase is subject to the receipt of all other approvals required by law and is expected to be completed next month.

אלרון תעשיה אלקטרונית בע"מ
מרכז עזריאלי 3, הבניין המשולש, קומה 42, תל-אביב 67023
טלפון 03-6075555, פקס 03-6075556 www.elron.com

ELRON ELECTRONIC INDUSTRIES LTD.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Additional information about potential factors that may affect Elron's financial results is included in its periodic reports, including, without limitation, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations". Additional information about potential factors that may affect Elron's and the combined company's business and financial results is included in the registration statement on Form F-4 containing a prospectus relating to the shares to be issued to Elbit stockholders filed by Elron on November 15, 2001 including, without limitation, under the caption "Risk Factors". Each of these documents is on file with the SEC and is available free of charge. Elron does not undertake to update any forward-looking statement that may be made from time to time by it or on behalf of Elron.

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-6075555 doron@elron.net